Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
($'s in 000's)

	December	December	December	December	December
	2013	2012	2011	2010	2009

Fixed Charges:

Interest charges (per I/S)	$42,206	$42,250	$29,332	$16,150	$17,178

Less: net amortization of debt discount and issuance expenses	1,488	1,685	1,263	547	308

Adjusted interest charges	40,718	40,565	28,069	15,603	16,870

Add: net amortization of debt discount and issuance expenses	1,488	1,685	1,263	547	308

Interest portion of rental charges	6,307	6,068	6,262	4,587	4,026

Total fixed charges	$48,513	$48,318	$35,594	$20,737	$21,204

Earnings:

Pre-tax earnings	$353,129	$86,204	$273,881	$231,874	$168,827

Interest charges	40,718	40,565	28,069	15,603	16,870

Net amortization of debt discount and issuance expenses	1,488	1,685	1,263	547	308

Interest portion of rental charges	6,307	6,068	6,262	4,587	4,026

Total earnings	$401,642	$134,522	$309,475	$252,611	$190,031

Ratio of earnings to fixed charges	8.3	2.8	8.7	12.2	9.0

Note: Currently amortization of debt discount and premium and issuance expenses are recorded and included within the interest expense line item. The above analysis starts with interest expense per the income statement and then subtracts the amortization figure in order to get to a true interest expense amount.